FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit No.

1.	Supplement for Financial Highlights—Year ended March 31, 2011

Nomura Holdings, Inc. hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of Nomura and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2010, and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-165049) of Nomura, filed with the SEC on February 24, 2010, as amended by the Post-Effective Amendment No. 1 thereto, filed with the SEC on September 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 9, 2011	By:	/s/ Junko Nakagawa
	Name:	Junko Nakagawa
	Title:	Executive Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” or “NHI” are to Nomura Holdings, Inc. and its consolidated entities.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Supplement for Financial Highlights—The fiscal year ended March 31, 2011

Nomura reported net revenue of 1,130.7 billion yen, income before income taxes of 93.3 billion yen, and net income attributable to NHI shareholders of 28.7 billion yen for the fiscal year ended March 31, 2011. Diluted-net income attributable to NHI shareholders per share was 7.86 yen. Annual return on shareholders’ equity1 was 1.4%.

i.)	Financial position

As of March 31, 2011, Nomura’s total capital ratio2 was 22.2% and its Tier 1 capital ratio2 was 16.4%. Nomura had total assets of 36.7 trillion yen, an increase of 4.5 trillion yen compared to March 31, 2010, reflecting primarily an increase in Securities purchased under agreements to resell, Cash and cash equivalents, Trading assets and etc. Total liabilities as of March 31, 2011 were 34.6 trillion yen, an increase of 4.5 trillion yen compared to March 31, 2010, mainly due to an increase in Securities sold under agreements to repurchase and Long-term borrowings. Total equity as of March 31, 2011 was 2.1 trillion yen, a decrease of 41.4 billion yen compared to March 31, 2010. Leverage ratio as of March 31, 2011 was 17.6 times and adjusted leverage ratio3 was 10.3 times.

ii.)	Expenses

Non-interest expenses for this fiscal year were 1,037.4 billion yen, a decrease of 0.8% from the prior fiscal year. One of major factors driving the decrease was compensation and benefits which decreased 1.4% from the previous fiscal year.

iii.)	Capital and Other Balance Sheet Metrics

As of March 31, 2011, total NHI shareholders’ equity was 2.1 trillion yen, which represented a decrease of 44.2 billion yen compared to March 31, 2010.

Level 3 assets (net)4 were approximately 0.7 trillion yen as of March 31, 2011.

iv.)	Value at Risk

Value at risk5 as of March 31, 2011 was 6.3 billion yen, which represents a 50% decrease compared to March 31, 2010.

[1]	Annual return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to average Total NHI shareholders’ equity.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2011.
Beginning from the end of March 2009, Nomura elected to calculate the consolidated capital adequacy ratios according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act”, instead of calculating these ratios in accordance with the guideline applicable to financial conglomerates. Total capital ratio and Tier 1 capital ratio are non-GAAP financial measures that Nomura considers to be useful measures that Nomura and investors use to assess financial position.
[3]

Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Adjusted leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2011.
Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.
[5]	Value at risk is defined at 99% confidence level (2.33 standard deviations). Time horizon for outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

v.)	Cash Dividends

The following table sets forth actual cash dividends for the fiscal year ended March 31, 2010 and 2011 and plan for the fiscal year ending March 31, 2012.

	For the year ended March 31
	2010	2011	2012 (Plan)
	(Yen amounts, except Total annual dividends)
Dividends per share
dividends record dates
At June 30	—	—	—
At September 30	4.00	4.00	Unconfirmed
At December 31	—	—	—
At March 31	4.00	4.00	Unconfirmed
For the year	8.00	8.00	Unconfirmed
Total annual dividends (Yen amounts in millions)	25,811	28,810	—
Consolidated payout ratio	36.9%	101.3%	—
Consolidated dividends as a percentage of shareholders’ equity per share	1.4%	1.4%	—

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts. Fiscal year 2012 Q2 and Q4 dividend amounts are not presented per reasons stated above. Nomura plans to forgo dividend distribution for Q1 and Q3 of fiscal year 2012.

vi.)	Number of employees

As of March 31, 2011 Nomura had 26,871 employees globally (Japan: 14,918, Europe: 4,353, Americas: 2,348, Asia (excluding Japan) and Oceania: 5,252).

The Fiscal Year ended March 31, 2011—Business Highlights

Net revenue was 1,130.7 billion yen, a decrease of 1.7% from the prior fiscal year. Non-interest expenses were 1,037.4 billion yen, a decrease of 0.8% compared to that of the prior fiscal year. Income before income taxes was 93.3 billion yen, a decrease of 11.4% compared to that of the prior fiscal year.

•

Net revenue in Retail was 392.4 billion yen, an increase of 1.1% from the prior fiscal year. The primary factor for the increase in net revenue was increasing revenues from bond related products and investment trust related products.

•

Net revenue in Asset Management was 80.7 billion yen, an increase of 14.8% compared to the prior fiscal year. Asset under management as of March 31, 2011 was 24.7 trillion yen, an increase of 1.3 trillion yen from 23.4 trillion yen as of March 31, 2010.

•	Net revenue in Wholesale was 630.5 billion yen, a decrease of 20.1% compared to the prior fiscal year. The primary factor for the decrease in net revenue was decrease in net gain on trading.

•	Nomura maintained Tier 1 capital ratio[6] of 16.4% as of March 31, 2011.

[6]	This ratio represents a preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2011.
Beginning from the end of March 2009, Nomura elected to calculate the consolidated capital adequacy ratios according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act”, instead of calculating this ratio in accordance with the guideline applicable to financial conglomerates. Tier 1 capital ratio is non-GAAP financial measures that Nomura considers to be a useful measure that Nomura and investors use to assess financial position.

Business Segment Information

Retail

Net revenue in Retail for the fiscal year ended March 31, 2011 was 392.4 billion yen, a 1.1% increase from the prior fiscal year. The primary factor for the increase in net revenue was increasing revenues from bond related products and investment trust related products. Non-interest expenses increased by 5.9% to 291.2 billion yen. As a result, income before income taxes decreased by 10.7% to 101.2 billion yen.

Retail client assets as of March 31, 2011 were 70.6 trillion yen, comprised of 35.8 trillion yen in equities, 5.9 trillion yen in foreign currency bonds, 12.8 trillion yen in domestic bonds, 8.3 trillion yen in stock investment trusts, 4.1 trillion yen in bond investment trusts, 1.5 trillion yen in overseas mutual funds, and 2.3 trillion yen in other7 assets.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	392.4	388.3	1.1
Non-interest expenses	291.2	274.9	5.9

Income (loss) before income taxes	101.2	113.4	(10.7)

Asset Management

Net revenue increased by 14.8% from the prior fiscal year to 80.7 billion yen. Non-interest expenses increased by 7.6% to 55.7 billion yen. As a result, income before income taxes increased by 34.7% to 25.1 billion yen. Asset under management was 24.7 trillion yen as of March 31, 2011, increased by 1.3 trillion from March 31, 2010.

In investment advisory, mandates from institutional investors outside Japan increased steadily. In addition, Nomura Asset Management’s share of public investment trust market in Japan as of March 31, 2011 was 21.8%8,9. Market share in Japan for public stock investment trusts was 17%9, while market share for public bond investment trusts was 43%9.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	80.7	70.4	14.8
Non-interest expenses	55.7	51.8	7.6

Income (loss) before income taxes	25.1	18.6	34.7

[7]	Includes annuity insurance.
[8]	Nomura Asset Management Co., Ltd only.
[9]	Source: the Investment Trusts Association, Japan.

Wholesale

Net revenue decreased by 20.1% to 630.5 billion yen from the prior fiscal year. Non-interest expenses increased by 1.5% to 623.8 billion yen. As a result, income before income taxes decreased by 96.2% to 6.7 billion yen.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	630.5	789.5	(20.1)
Non-interest expenses	623.8	614.3	1.5

Income (loss) before income taxes	6.7	175.2	(96.2)

Within Wholesale, Global Markets net revenue decreased 21.2% to 518.8 billion yen from the prior fiscal year. Non-interest expenses increased by 2.6% to 499.3 billion yen. As a result, income before income tax decreased 88.7% to 19.5 billion yen. In Investment Banking, net revenue decreased 14.8% to 111.7 billion yen from the prior fiscal year and non-interest expenses decreased 2.7% to 124.5 billion yen, resulting in a loss before income taxes of 12.8 billion yen.

Other Operating Results

Net revenue was 43.9 billion yen while loss before income taxes was 22.8 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	43.9	(106.8)	—
Non-interest expenses	66.7	104.5	(36.2)

Income (loss) before income taxes	(22.8)	(211.3)	—

Segment Information—Operating Segments

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue
Business segment information:
Retail	392,433	388,272	1.1
Asset Management	80,744	70,365	14.8
Wholesale	630,536	789,531	(20.1)

Sub Total	1,103,713	1,248,168	(11.6)
Other	43,881	(106,753)	—

Net revenue	1,147,594	1,141,415	0.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(16,896)	9,407	—
Net revenue	1,130,698	1,150,822	(1.7)

Non-interest expenses
Business segment information:
Retail	291,245	274,915	5.9
Asset Management	55,691	51,771	7.6
Wholesale	623,819	614,349	1.5

Sub Total	970,755	941,035	3.2
Other	66,688	104,540	(36.2)

Non-interest expenses	1,037,443	1,045,575	(0.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,037,443	1,045,575	(0.8)

Income (loss) before income taxes
Business segment information:
Retail	101,188	113,357	(10.7)
Asset Management	25,053	18,594	34.7
Wholesale	6,717	175,182	(96.2)

Sub Total	132,958	307,133	(56.7)
Other*	(22,807)	(211,293)	—

Income (loss) before income taxes	110,151	95,840	14.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(16,896)	9,407	—

Income (loss) before income taxes	93,255	105,247	(11.4)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net gain (loss) related to economic hedging transactions	2,290	3,323	(31.1)
Realized gain (loss) on investments in equity securities held for operating purposes	219	(3,365)	—
Equity in earnings of affiliates	8,996	7,765	15.9
Corporate items	(33,327)	(83,291)	—
Others	(985)	(135,725)	—

Total	(22,807)	(211,293)	—

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the fiscal year ended March 31, 2011, in accordance with U.S. GAAP.

(Millions of yen)
For the fiscal year ended March 31, 2011
Earnings:
Pre-tax income before adjustment for income from equity investees	¥81,653
Add: Fixed charges	254,794
Distributed income of equity investees	4,802

Earnings as defined	¥341,249

Fixed charges	¥254,794
Ratio of earnings to fixed charges[1][0]	1.3

[1][0]

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

CAPITALIZATION AND INDEBTEDNESS

The following table sets, on a U.S. GAAP basis, the consolidated capitalization and indebtedness as of March 31, 2011 of Nomura. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2011.

(Millions of yen)
As of March 31, 2011
Short-term borrowings	¥1,167,077
Long-term borrowings	8,402,917
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares at March 31, 2011
Issued—3,719,133,241 shares at March 31, 2011
Outstanding—3,600,886,932 shares at March 31, 2011	594,493
Additional paid-in capital	646,315
Retained earnings	1,069,334
Accumulated other comprehensive loss	(129,696)

Total NHI shareholders’ equity before treasury stock	2,180,446
Common stock held in treasury, at cost
—118,246,309 shares at March 31, 2011	(97,692)

Total NHI shareholders’ equity	2,082,754
Noncontrolling interests	8,882

Total equity	2,091,636

Total capitalization and indebtedness	¥11,661,630

Note:	Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding as of March 31, 2011 was ¥8,512 million.

Disclaimers

•	This document is produced by Nomura. Copyright 2011 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The audit on the consolidated financial statements for this fiscal year has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Report on Form 20-F for the year ended March 31, 2011.